February 19, 2025

Daniel Widmaier
Chief Executive Officer
Bolt Projects Holdings, Inc.
2261 Market Street, Suite 5447
San Francisco, CA 94114

       Re: Bolt Projects Holdings, Inc.
           Registration Statement on Form S-1
           Filed February 14, 2025
           File No. 333-284964
Dear Daniel Widmaier:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Drew Capurro, Esq.